CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND PROVIDED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY GLYCOMIMETICS, INC. WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK [***].

April 4, 2025

VIA EDGAR AND OVERNIGHT DELIVERY

CONFIDENTIAL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549
Attn:     Jessica Dickerson

Re:	GlycoMimetics, Inc. Registration Statement on Form S-4 Filed February 18, 2025 File No. 333-285035

Ladies and Gentlemen:

On behalf of GlycoMimetics, Inc. (the “GlycoMimetics”) and Crescent Biopharma, Inc. (“Crescent”), we submit this supplemental letter in response to a comment from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated March 17, 2025 (the “Comment Letter”) relating to GlycoMimetics’ Registration Statement on Form S-4, originally filed with the Commission on February 18, 2025 (the “Registration Statement”). In connection with such response, GlycoMimetics is concurrently filing Amendment No. 1 to the Registration Statement (the “First Amended Registration Statement”).

Because of the commercially sensitive nature of certain information contained herein, this supplemental letter is accompanied by GlycoMimetics’ request for confidential treatment for selected portions of this supplemental letter. GlycoMimetics has filed separate correspondence with the Office of Freedom of Information and Privacy Act Operations in connection with its confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. §200.83. For the Staff’s reference, we have enclosed a copy of GlycoMimetics’ correspondence to the Office of Freedom of Information and Privacy Act Operations, as well as an unredacted copy of this supplemental letter, marked to show the portions redacted from the version filed via EDGAR and for which GlycoMimetics is requesting confidential treatment.

For the convenience of the Staff, we have recited the comment from the Comment Letter in italicized type and have followed the comment with Crescent’s response. Unless otherwise indicated, page references in the responses correspond to the page numbers in the First Amended Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings set forth in the First Amended Registration Statement.

U.S. Securities and Exchange Commission

April 4, 2025

CONFIDENTIAL TREATMENT REQUESTED BY GLYCOMIMETICS, INC.

34.	Please address the following regarding the stock options and restricted stock units granted by Crescent:

•	Revise to provide a tabular presentation or revise your table on page 173 to provide the grant date, number of options or restricted stock units granted, exercise price, valuation of common stock used, compensation expense recognized for all options and restricted stock units granted.

•	Tell us and revise your disclosure to explain how the valuation used compares to the exchange ratio of the merger.

•	Tell us and revise your disclosure to address how the valuation process considered the common control nature of the relationship between Crescent and Paragon at the time of the grant. Further, explain how the valuation considered eventual conclusion of the overall plan of licensing of CR-001, CR-002, and CR-003 between related parties.

GlycoMimetics has complied with this request and provided updated tabular disclosure on pages 337-340 in the First Amended Registration Statement, which is filed concurrently herewith. Additionally, Crescent submits the below additional information to assist the Staff in its review of Crescent’s position with respect to its determination of the fair value of its restricted stock and stock option awards.

Summary of Grants of Restricted Stock, Stock Options and Restricted Stock Units

From September 19, 2024, the date Crescent was formed (the “Inception Date”), to April 1, 2025, Crescent has issued the following restricted stock awards, stock options and restricted stock units to its employees, consultants and members of the Crescent Board:

Grant Date	Award Type	Number of shares of common stock underlying equity awards	Exercise price per share of common stock	Grant Date Fair Value per share of common stock(1)
September 28, 2024	Restricted Stock	1,639,344	n/a	$0.20
October 4, 2024	Restricted Stock	273,224	n/a	$0.20
October 11, 2024	Restricted Stock	136,612	n/a	$0.20
December 11, 2024	Stock Options	6,762,555	$0.89	$0.70
December 27, 2024	Stock Options	731,535	$0.89	$0.71
January 13, 2025	Stock Options	1,690,944	$0.89	$0.71
March 15, 2025	Stock Options	1,338,567	$0.89	$0.71
March 17, 2025	Stock Options	9,101,460	$0.89	$0.71
March 17, 2025	Restricted Stock Units	3,033,820	n/a	$0.89
April 1, 2025	Stock Options	4,379,492	$1.38	$1.10

(1) Calculated in accordance with Financial Accounting Standards Board Topic 718.

U.S. Securities and Exchange Commission

April 4, 2025

CONFIDENTIAL TREATMENT REQUESTED BY GLYCOMIMETICS, INC.

Historical Determinations of Fair Value of Common Stock

As there has been no public market for the shares of common stock underlying Crescent’s equity awards, for all periods prior to the consummation of the Merger, the fair value of the shares of common stock underlying the equity awards was (and will be) estimated on each grant date by the Crescent Board. In light of the absence of public market valuation data, the Crescent Board considered various objective and subjective factors to determine the fair value of the shares of Crescent’s common stock as of each grant date, including:

•	the prices at which Crescent sold its equity and convertible notes to third parties and existing investors;

•	the stage of development of Crescent’s expected product candidates;

•	the continued build-out of Crescent’s management team;

•	external market conditions affecting, and the trends within, the pharmaceutical and biotechnology sectors;

•	Crescent’s financial position, including cash on hand, and its historical and forecasted performance and operating results;

•	Crescent’s negative cash flows and its need for additional financing;

•	the lack of an active public market for Crescent’s common stock;

•	the likelihood of achieving a liquidity event, such as a reverse merger or an M&A transaction, in light of prevailing market conditions; and

•	the market performance of similar public companies in the pharmaceutical and biotechnology sectors following their listing as a public company.

Following the entry into the Merger Agreement, the Crescent Board also considered, among other things, the valuation reflected in the exchange ratio of the Merger Agreement, the valuation reflected in the sale of Crescent common stock and pre-funded warrants to third party investors in the Crescent Pre-Closing Financing, and 409A valuations performed by an independent third-party valuation firm.

U.S. Securities and Exchange Commission

April 4, 2025

CONFIDENTIAL TREATMENT REQUESTED BY GLYCOMIMETICS, INC.

The 409A valuations were prepared as of October 31, 2024 (the “October 2024 Valuation”) and March 21, 2025 (the “March 2025 Valuation”) and were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The 409A valuations considered the following methods for allocating enterprise value to determine the estimated fair value of its common stock:

Option Pricing Method (“OPM”): The OPM treats common stock and preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common stock has value only if the funds available for distribution to shareholders exceed the value of the liquidation preference at the time of a liquidity event, and assumes the company has funds available to make a liquidation preference meaningful and collectible by the shareholders. The OPM requires the input of subjective assumptions, including the expected term of the award, the expected volatility, risk-free interest rates, and the dividend yield. The expected life of the awards granted during the period was determined based on an expected time to the liquidation event.

Hybrid Method. The hybrid method is a probability-weighted expected return method (“PWERM”), where the equity value is allocated in one or more of the scenarios. The PWERM is a scenario-based methodology that estimates the fair value of each share based upon an analysis of future values, assuming various outcomes. The value of the common stock is based on the probability-weighted value across the scenarios, considering the OPM to estimate the value within certain scenarios given the rights of each class of stock.

Additionally, a discount for lack of marketability (“DLOM”) of the common stock, to account for the lack of access to an active public market, is then applied to arrive at an indication of fair value for the common stock.

Crescent’s 409A valuations utilized the Hybrid Method and included both reverse merger and future M&A scenarios. The reverse merger scenario involved projecting the future equity value at the time of the Merger, discounting it back to the present value, and adjusting for the DLOM. The M&A scenario involved using an adjusted net assets method to determine the equity value and applying the OPM for allocation and adjusting for the DLOM. This Hybrid Method was determined to be the most appropriate method because Crescent’s early stage of development, with no revenue projections available and no historically priced round of equity financing from third party investors made income-based and other market approaches inappropriate. The implied probability-weighted total equity value was calculated by considering the likelihood of the two potential scenarios.

U.S. Securities and Exchange Commission

April 4, 2025

CONFIDENTIAL TREATMENT REQUESTED BY GLYCOMIMETICS, INC.

Pre-Merger Agreement Valuation

During the period from September 28, 2024 to October 11, 2024, a period prior to the signing of the Merger Agreement, Crescent granted a total of 2,049,180 shares of restricted stock. Each share was purchased for $0.20 per share, which was the same amount per share at which Fairmount and Paragon purchased shares of preferred stock and common stock, respectively, at the Inception Date. Consistent with the description of the valuation process above, Crescent determined this value based on the early stage of the company, the fact that it had no operations or assets other than the capital contributed on the Inception Date and the Paragon Option Agreement with respect to CR-001, the uncertain nature and probability of any potential financing that would enable Crescent to acquire additional operations or assets (which financing would require the participation of a number of other third party investors beyond affiliated entities), and that Crescent had not yet hired adequate management members in order to execute on its development plan.

With respect to the Staff’s question of how the valuation process for the foregoing grants considered Fairmount’s common control of Crescent and Paragon, Crescent considered the purchase price per share at the Inception Date by Fairmount and Paragon, the status of the Paragon Option Agreement with respect to CR-001, and the possibility that Fairmount may in the future provide additional funding or support Crescent’s acquisition of certain assets in the form of rights to intellectual property related to other programs from Paragon, but ultimately concluded that the forward-looking factors were too premature and speculative to have resulted in any valuation impact at Crescent. At the time of the foregoing grants, the Paragon Option Agreement for CR-001 was several months away from producing a potential discovery candidate and the option had not been exercised by Crescent, and the intellectual property assets owned by Paragon that ultimately became, or are expected to become, the subject of the option agreements for CR-002 and CR-003 were not yet contemplated. Additionally, following Crescent’s formation, it was expected that Fairmount’s additional financial support would be limited and that Crescent (even with certain of its directors of the Board appointed by Fairmount) would need to enter into fully arms-length third party contracts with entities collectively investing substantially more money in Crescent than Fairmount in order for Crescent to execute its corporate goals. Ultimately, Crescent’s success was determined to be primarily dependent on such third party investors to provide the necessary financing and Crescent’s success in developing the assets it licenses from Paragon.

October 2024 Valuation

An independent third-party 409A valuation of Crescent determined that the October 2024 Valuation as of October 31, 2024 was $0.89 per share. Crescent’s equity was valued using the Hybrid Method. Two scenarios were considered: an M&A scenario and a reverse merger scenario. The reverse merger scenario resulted in a future projected price per share of $1.84, consistent with the Crescent Merger Valuation (as defined below), as reflected in the Merger Agreement and the Crescent Pre-Closing Financing. This implied value of a share of Crescent common stock was then discounted back to the present value, resulting in a marketable value per share of $[***]. After applying a [***]% DLOM, the final value per share was determined to be $[***]. The M&A scenario resulted in a marketable value per share of $[***]. After applying a [***]% DLOM, the final value per share was determined to be $[***]. The difference between the reverse merger scenario and the M&A scenario was attributable to the executed Merger Agreement included in the reverse merger scenario. In the October 2024 Valuation, the reverse merger scenario was weighted at 60% due to the signing of the Subscription Agreement and the Merger Agreement. The M&A scenario was weighted at 40%. The weighted average value of the common stock per share, considering both scenarios, was determined to be $0.89.

U.S. Securities and Exchange Commission

April 4, 2025

CONFIDENTIAL TREATMENT REQUESTED BY GLYCOMIMETICS, INC.

During the period from October 31, 2024 to March 17, 2025, Crescent granted options to purchase a total of 19,625,061 shares of common stock at an exercise price $0.89 per share and a total of 3,033,820 restricted stock units. The Crescent Board determined on each grant date that no internal or external developments during the period from October 31, 2024 to March 17, 2025 (or such grant date, if earlier) warranted a change in the estimated fair value of Crescent’s common stock when determining the exercise price of the options, because during such period there was no significant development of its product candidates given their early, pre-clinical stage, no option had been exercised nor had any license agreement been entered into with respect to the Paragon Option Agreements, no developments had occurred with GlycoMimetics that would further inform assumptions about the closing date of the Merger, and no comments had been received from the SEC that would further inform assumptions about the effectiveness date of the Registration Statement. As a result, the Crescent Board determined that an exercise price of $0.89 per share with respect to each option grant made between October 31, 2024 and March 17, 2025 was appropriate.

With respect to the Staff’s question of how the valuation process for the foregoing grants considered Fairmount’s common control of Crescent and Paragon, Crescent’s consideration was consistent with the factors described in the section above titled “—Pre-Merger Agreement Valuation,” though updated to reflect the Paragon Option Agreement for CR-002, the Subscription Agreement, and the Merger Agreement, which further supported Crescent’s prior expectation that Fairmount’s additional financial support would be limited and that Crescent’s success would be primarily dependent on third party investors to provide the necessary financing and Crescent’s success in developing the assets it licenses from Paragon.

March 2025 Valuation

An independent third-party 409A valuation of Crescent determined that the March 2025 Valuation as of March 21, 2025 was $1.38 per share. Crescent’s equity was valued using the Hybrid Method. Two scenarios were considered: an M&A scenario and a reverse merger scenario. The reverse merger scenario resulted in a future projected price per share of $1.84, consistent with the Crescent Merger Valuation (as defined below), as reflected in the Merger Agreement and the Crescent Pre-Closing Financing. This implied value of a share of Crescent common stock was then discounted back to the present value, resulting in a marketable value per share of $[***]. After applying an [***]% DLOM, the final value per share was determined to be $[***]. The M&A scenario resulted in a marketable value per share of $[***]. After applying a [***]% DLOM, the final value per share was determined to be $[***]. In the March 2025 Valuation, the reverse merger scenario weight was increased to 85% due to the exercise of the CR-001 option under the Paragon Option Agreement on March 18, 2025. The reverse merger scenario weighting is impacted by the continued progression of the registration statement process which has increased the likelihood of the closing of the transaction prior to GlycoMimetics, Inc. exhausting its limited funding and prior to their common stock being potentially delisted from the Nasdaq based on current and historical trading prices. Since the independent valuation performed in October 2024, Crescent has continued to conduct early discovery stage development activities for CR-001 and other potential pipeline targets. To date, Crescent has not submitted any Investigational New Drug applications for any of its pipeline candidates and does not expect to until the fourth quarter of 2025. The M&A scenario was weighted at 15%. The weighted average value of the common stock per share, considering both scenarios, was determined to be $1.38.

U.S. Securities and Exchange Commission

April 4, 2025

CONFIDENTIAL TREATMENT REQUESTED BY GLYCOMIMETICS, INC.

On April 1, 2025, Crescent granted options to purchase a total of 4,379,492 shares of common stock at an exercise price of $1.38 per share. The Crescent Board determined on the grant date that no internal or external developments during the period from March 21, 2025 to April 1, 2025 warranted a change in the estimated fair value of Crescent’s common stock when determining the exercise price of the options, because during such period there was no significant development of its product candidates given their early, pre-clinical stage, no further options had been exercised nor had any license agreement been entered into with respect to the Paragon Option Agreements, no developments had occurred with GlycoMimetics that would further inform assumptions about the closing date of the Merger, and no additional comments had been received from the SEC that would further inform assumptions about the effectiveness date of the Registration Statement. As a result, the Crescent Board determined that an exercise price of $1.38 per share with respect to the grant made on April 1, 2025 was appropriate.

With respect to the Staff’s question of how the valuation process for the foregoing grants considered Fairmount’s common control of Crescent and Paragon, Crescent’s consideration was consistent with the factors described in the section above titled “—October 2024 Valuation,” though updated to reflect the exercise of the option for CR-001 and expected entry into a related license agreement under the applicable Paragon Option Agreement, which further supported Crescent’s prior expectation that its success would be depending on its ability to develop the assets it licenses from Paragon.

The table below summarizes some of the assumptions used by Crescent in 409A valuations discussed above:

Valuation	Reverse Merger Probability	Reverse Merger DLOM		M&A Scenario Probability	M&A Scenario DLOM
October 31, 2024	60%	[***]	%	40%	[***]	%
March 21, 2025	85%	[***]	%	15%	[***]	%

U.S. Securities and Exchange Commission

April 4, 2025

CONFIDENTIAL TREATMENT REQUESTED BY GLYCOMIMETICS, INC.

Relationship to Exchange Ratio

Crescent advises the Staff that the exchange ratio that is reflected in the documentation for the Merger and the purchase price per share that is reflected in the documentation for the Crescent Pre-Closing Financing, each reference a post-money valuation of Crescent of $250 million (the “Crescent Merger Valuation”), which implies a value per share of Crescent common stock of $1.8485. As is typical in reverse mergers, the Crescent Merger Valuation was determined through (a) arm’s length negotiations with GlycoMimetics’ board of directors (the “GlycoMimetics Board”) as discussed on pages 114–122 of the First Amended Registration Statement and (b) arm’s length negotiations with leading investors in the life sciences industry with respect to their investment participation in the Crescent Pre-Closing Financing. The factors considered by the GlycoMimetics Board in evaluating the Merger are set forth on pages 122–125 of the First Amended Registration Statement. Among the factors that were considered in estimating the Crescent Merger Valuation with respect to the Crescent Pre-Closing Financing were the following:

•	Crescent’s financial position and prospects;

•	Crescent’s stage of operations and development of CR-001 and other programs;

•	the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;

•	the expected timeframe for completion of the Merger;

•	the probability of receiving approval of the Merger by GlycoMimetics stockholders; and

•	and the probability of successfully closing the Merger and the Crescent Pre-Closing Financing.

The difference between the fair value of Crescent’s common stock as of October 31, 2024 of $0.89 per share and as of March 21, 2025 of $1.38 as determined by the 409A valuations, on the one hand, and the Crescent Merger Valuation of approximately $1.8485 per share, on the other hand, is the result of (a) the inclusion in the 409A valuations of probabilistic weighting of a reverse merger scenario and M&A scenario and (b) the inclusion in the 409A valuations of discounts for lack of marketability of Crescent’s common stock and the time value of money. The Crescent Merger Valuation is based only upon a scenario in which Crescent completes the Merger. For each of the 409A valuations, the future projected price per share of the reverse merger scenario was determined to be $1.84, before giving effect to any discount for lack of marketability or the time value of money. If Crescent had applied a weighting of 100% to the scheduled reverse merger scenario for each of the 409A valuations, the fair value of Crescent’s common stock would have been $1.84 per share as of October 31, 2024 and March 21, 2025 before giving effect to any discount for lack of marketability or the time value of money.

U.S. Securities and Exchange Commission

April 4, 2025

CONFIDENTIAL TREATMENT REQUESTED BY GLYCOMIMETICS, INC.

Crescent respectfully submits that the deemed per share fair values used as the basis for determining the equity-based compensation in connection with its grants of restricted stock, stock options, and restricted stock units are reasonable and appropriate for the reasons described above.

If you have any questions or comments with regard to this matter, please do not hesitate to contact me at (917) 302-4510 or bberns@gibsondunn.com or Ryan A. Murr at (415) 393-8373 or rmurr@gibsondunn.com.

Sincerely,

/s/ Branden C. Berns

Gibson, Dunn & Crutcher LLP

cc:	Joshua Brumm, Crescent Biosciences, Inc.
Barbara Bispham, Crescent Biosciences, Inc.
Ryan Lynch, Crescent Biosciences, Inc.
Ryan A. Murr, Gibson, Dunn & Crutcher LLP
Brian Hahn, GlycoMimetics, Inc.
Asher M. Rubin, Esq., Sidley Austin LLP